SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 2-60487

                           NOTIFICATION OF LATE FILING

X  Form 10-K        -- Form 11-K            -- Form 20-F             --Form 10-Q
--
-- Form N-SAR

For Period Ended:  October 2, 1998

--- Transition Report on Form 10-K           --- Transition Report on Form 10-Q
--- Transition Report on Form 20-F           --- Transition Report on Form N-SAR
--- Transition Report on Form 11-K
       For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  United Grocers, Inc.

Address of principal executive office (Street and number):
6433 S.E. Lake Road (Post Office Box 22187), Milwaukie, Oregon  97269

                                     PART II
                             RULE 12B-25(B) AND (C)

The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b).

 X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

--- (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

In the past, United Grocers, Inc. (the "Company"), has filed quarterly and annual reports with the Securities and Exchange Commission ("SEC") pursuant to
Section 15(d) of the Securities Exchange Act of 1934. The Company, a cooperative, was required to file periodic reports because the Company registered and sold notes as well as common stock. The Company halted note sales in June 1997, and sought legal advice regarding alternatives for obtaining a suspension from the duty to file periodic reports with the SEC. In addition, in fiscal 1997 the Company changed auditors. Preparation of the financial statements for the 1998 fiscal year has taken considerable time and effort and these financial statements have not yet been completed. Although the Company staff and auditors have been working diligently, the Company is unable to timely file a Form 10-K for the fiscal year ended October 2, 1998, without unreasonable effort or expense, but intends to file within fifteen calendar days of December 31, 1998.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mark Tweedie, Vice President                          (503) 833-1000
            (Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                              --  Yes     X   No

The Company's Form 10-K for the fiscal year ended October 3, 1997, has not been filed. Information with respect to fiscal 1997 will appear in the 1998 Form 10-K.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              X   Yes     --  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  It is expected that the earnings statements to be included in the Form 10-K for the fiscal year ended October 2, 1998, will reflect significantly higher net income due to the gains recognized upon the sale of the Company's Cash & Carry retail division and its Grocers Insurance Group, Inc., subsidiary.

                  United Grocers, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  January 4, 1999

                                            By /s/ Mark Tweedie
                                                  Mark Tweedie
                                                  Vice President

                                      -3-